Exhibit 99.1

Cellect Biotechnology to Explore Strategic Alternatives to Maximize Shareholder Value

Tel Aviv, Israel May 16, 2019 /Globe Newswire/ – Following a review of its business, including the status of its clinical and development programs, resources and capabilities, Cellect Biotechnology Ltd. (Nasdaq: APOP) plans to explore strategic alternatives focused on maximizing shareholder value. Potential strategic alternatives that may be evaluated include, but are not limited to, an acquisition, merger, business combination, in-licensing, or other strategic transaction involving the Company or its assets.

Due to a recent and unanticipated delay in the planned filing of the Company’s Investigational New Drug (IND) application for its human ApoGraft trial in the United States, the Company now believes the trial is expected to commence sometime during the first half of 2020, a delay of up to half a year. This factor combined with the erosion in the Company’s stock price is believed to severely limit the Company’s financing options and the Company believes that rather than undertake an extremely dilutive financing in the near term, it is in the best interests of the Company’s shareholders to explore strategic alternatives. The Company is in the process of retaining a financial advisor to assist it in the process.

To conserve cash, the Company also intends to reduce its operating costs and implement a reduction in workforce while concentrating its resources on its essential research and development activities. The Company is continuing to advance its ongoing clinical trial in Israel and work towards the filing of an IND for its planned clinical trial in the United States.

There can be no assurance that this strategic review process will result in the Company pursuing any transaction or that any transaction, if pursued, will be completed. The Company does not intend to discuss or disclose further developments regarding the strategic review process unless and until its Board of Directors has approved a specific action or otherwise determined that further disclosure is appropriate or required by law.

About Cellect Biotechnology Ltd.

Cellect Biotechnology (Nasdaq: APOP) has developed a breakthrough technology, for the selection of stem cells from any given tissue, that aims to improve a variety of stem cell-based therapies.

The Company’s technology is expected to provide researchers, clinical community and pharma companies with the tools to rapidly isolate stem cells in quantity and quality allowing stem cell-based treatments and procedures in a wide variety of applications in regenerative medicine. The Company’s current clinical trial is aimed at bone marrow transplantations in cancer treatment.

Forward Looking Statements

This press release contains forward-looking statements about the Company’s expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. For example, forward-looking statements are used in this press release when we discuss Cellect’s expectations regarding timing of the commencement of its planned U.S. clinical trial and its plan to reduce operating costs. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the Company’s history of losses and needs for additional capital to fund its operations and its inability to obtain additional capital on acceptable terms, or at all; the Company’s ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; the Company’s ability to obtain regulatory approvals; the Company’s ability to obtain favorable pre-clinical and clinical trial results; the Company’s technology may not be validated and its methods may not be accepted by the scientific community; difficulties enrolling patients in the Company’s clinical trials; the ability to timely source adequate supply of FasL; risks resulting from unforeseen side effects; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the scope of protection the Company is able to establish and maintain for intellectual property rights and its ability to operate its business without infringing the intellectual property rights of others; competitive companies, technologies and the Company’s industry; unforeseen scientific difficulties may develop with the Company’s technology; and the Company’s ability to retain or attract key employees whose knowledge is essential to the development of its products. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in Cellect Biotechnology Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov, and in the Company’s periodic filings with the SEC.

Contact
Cellect Biotechnology Ltd.
Dr. Shai Yarkoni, Chief Executive Officer
www.cellect.co
+972-9-974-1444

Or

EVC Group LLC
Michael Polyviou / Sarah Scouten, PhD
(732) 933-2754 / (716) 352-7379
cellect@evcgroup.com / sscouten@evcgroup.com